

June 15, 2011

<u>Via e-mail</u>
Richard Azani
Chief Executive and Chief Financial Officer
A5 Laboratories, Inc.
10300 Chemin de la Cote-De-Liesse
Lachine, Quebec, H8T 1A3

  Re: **A5 Laboratories, Inc.**
     Form 10-K for the Fiscal Year Ended September 30, 2010
     Filed January 13, 2011
     File No. 333-138927

Dear Mr. Azani:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/Tia Jenkins

       Tia Jenkins
       Senior Assistant Chief Accountant
       Office of Beverages, Apparel, and
       Health care Services